1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 1, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,511

Dear Ms. O’Neal

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,511 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Emergent Food and AgTech Multisector ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 2, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:	For purposes of the Fund’s policy of investing at least 80% of its assets in the component securities of its Underlying Index, please confirm that derivatives will be marked to market when calculating the value of the Fund’s assets.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS    ANGELES    MILAN

NEW    YORK    PALO    ALTO     PARIS    ROME    SAN    FRANCISCO    WASHINGTON

April 1, 2022

Response:	The Trust confirms that derivatives are marked to market for purposes of calculating the Fund’s assets and testing compliance with the Fund’s 80% policy.

Comment 3:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 4:	Please consider whether small capitalization securities risk is needed for this Fund.

Response:	The Trust confirms that small capitalization securities risk is not a principal risk of the Fund.

Comment 5:	The Staff notes its prior comments to other funds in the iShares fund complex regarding the creation language in the Fund’s statement of additional information.

Response:	As noted in the telephone call with the Staff on February 2, 2022, the Trust believes that, for consistent application of Rule 6c-11 and related SEC guidance across the industry, it would be preferable for the Staff to engage with industry trade group(s) regarding creation limitations.

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Alexis Hassell